UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

ACR GROUP, INC.

(Name of subject company (Issuer))

WATSCO, INC.

COCONUT GROVE HOLDINGS, INC.

(Names of Filing Persons (Offerors))

Common Stock, $0.01 par value per share	00087B 10 1
(Title of classes of securities)	(CUSIP number of common stock)

Barry S. Logan

Senior Vice President and Secretary

Watsco, Inc.

2665 South Bayshore Drive, Suite 901

Coconut Grove, Florida 33133

Telephone: (305) 714-4100

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)

Copies to:

Stephen D. Hope, Esq.

Thomas H. O’Donnell, Jr., Esq.

Moore & Van Allen, PLLC

100 N. Tryon Street, Suite 4700

Charlotte, North Carolina 28202

Telephone: (704) 331-1000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$81,430,414	$2500

(1)	Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated based on the offer to purchase all of the outstanding shares of common stock, par value $0.01 per share, of ACR Group, Inc. at a purchase price equal to $6.75 per share and 12,063,765 shares issued and outstanding, as of June 29, 2007, as represented by ACR Group, Inc.
(2)	The amount of filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, is calculated by multiplying the transaction valuation by 0.0000307.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $2500	Filing Party: Watsco, Inc. and Coconut Grove Holdings, Inc.
Form of Registration No.: Schedule TO	Date Filed: July 9, 2007

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third party tender offer subject to Rule 14d-1

☐	issuer tender offer subject to Rule 13e-4

☐	going private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 1 (“Amendment No. 1”) to Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by Watsco, Inc., a Florida corporation (“Watsco”), and Coconut Grove Holdings, Inc., a Texas corporation and a wholly-owned subsidiary of Watsco (the “Purchaser”). This Amendment No. 1 relates to the offer by the Purchaser to purchase all outstanding shares of common stock, $0.01 par value per share (the “Shares”), of ACR Group, Inc., a Texas corporation (the “Company”), at a purchase price of $6.75 per Share in cash, without interest thereon, less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 9, 2007 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are attached as Exhibits (a)(1)(i) and (a)(1)(ii) (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). The item numbers and responses thereto below are in accordance with the requirements of Schedule TO. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.

The information in the Offer to Purchase and the related Letter of Transmittal is incorporated in this Amendment No. 1 by reference to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Items 1 through 9, and Item 11.

On July 20, 2007, Watsco announced that it was amending the expiration of the Offer to the evening of Friday, August 3, 2007 at 12:00 midnight. The full text of the press release issued by Watsco on July 20, 2007 is filed as Exhibit (a)(6) hereto and is incorporated by reference.

The Offer to Purchase attached as Exhibit (a)(1)(i) to the Schedule TO is amended as follows:

General

Each reference to “5:00 p.m.” is hereby replaced with the reference “12:00 midnight” in each place it appears in the Offer to Purchase, including (1) on the cover page, (2) in “Scheduled Expiration of the Offer” in the Summary Term Sheet, (3) under the question “How long do I have to decide whether to tender in the offer?” in the Summary Term Sheet and (4) in the seventh paragraph of the Introduction.

Summary Term Sheet

The following question and answer is hereby deleted in its entirety and replaced with the following paragraph:

“What are the sources for funding this amount?

The funds necessary to close the transactions contemplated by the merger agreement are expected to be obtained by drawing down on a financing commitment provided to Watsco by Bank of America, N.A. See “The Offer—Section 10—Sources and Amounts of Funds.”

The Offer—Section 10—Sources and Amounts of Funds

The second paragraph of Section 10 is hereby deleted in its entirety and replaced with the following:

“Watsco and the Purchaser intend to obtain the necessary funds by drawing on an unsecured revolving senior credit facility with terms described in a financing commitment provided to Watsco by Bank of America, N.A., pursuant to a commitment letter dated July 11, 2007. The commitment letter is subject to certain customary conditions, including the negotiation and execution of definitive loan documents satisfactory to the parties and the syndication of the credit facility.

The following is a summary of certain provisions of the commitment letter. The summary is qualified in its entirety by reference to the commitment letter, a copy of which has been filed with the Securities and Exchange Commission as an exhibit to Watsco’s Schedule TO. The commitment letter may be examined and copies may be obtained at the places set forth in “The Offer—Section 9.”

The commitment letter provides Watsco with 5-year $300 million unsecured revolving senior credit facility, which will be guaranteed by each of Watsco’s subsidiaries. Bank of America, N.A. has committed to provide up to $100 million of the senior credit facility. The remaining $200 million will be syndicated with other lenders. The revolving commitments under the senior credit facility may be increased up to an additional $150 million, subject to certain conditions. All amounts must be repaid 5 years after the execution of the final loan documentation. The interest rates per annum applicable to the senior credit facility will generally be LIBOR plus the Applicable Margin, which will be determined in accordance with Watsco’s Consolidated Total Leverage Ratio, or, at Watsco’s option, the Base Rate, which is the higher of the Bank of America prime rate and the Federal Funds rate plus .50%, plus the Applicable Margin. The Applicable Margin ranges from 0.375% to 1.125% for LIBOR loans and is 0.000% or 0.125% for Base Rate loans. Watsco may select interest periods of one, two, three or six months for LIBOR loans. Interest is payable at the end of the selected interest period, but no less frequently than quarterly. During a default that is continuing, the Applicable Margin shall increase by 2% per annum.

Watsco will be required to pay a commitment fee, determined in accordance with Watsco’s Consolidated Total Leverage Ratio, which fee will range from 0.075% to 0.200%, on the actual daily unused portions of the senior credit facility. The commitment fee will be payable quarterly in arrears, beginning on the first quarterly payment date to occur after the execution of the final loan documentation. The credit facility will contain customary covenants, including restrictions on liens, restricted payments and other financial covenants.

It is anticipated that indebtedness incurred under the new facility contemplated by the commitment letter will be repaid from funds generated internally by Watsco and its subsidiaries and from other sources. No final decisions have been made concerning the method that Watsco will use to repay such indebtedness.”

The Form of Letter of Transmittal attached as Exhibit (a)(1)(ii) to the Schedule TO is amended as follows:

Each reference to “5:00 p.m.” is hereby replaced with the reference “12:00 midnight” in each place it appears in the Letter of Transmittal, including (1) on the cover page and (2) in the first paragraph of the letter to shareholders at page 4 of the Letter of Transmittal.

The Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees attached as Exhibit (a)(1)(iv) to the Schedule TO is amended as follows:

Each reference to “5:00 p.m.” is hereby replaced with the reference “12:00 midnight” in each place it appears in the letter, including in the fourth and sixth paragraphs of the letter.

The Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees attached as Exhibit (a)(1)(v) to the Schedule TO is amended as follows:

The reference to “5:00 p.m.” is hereby replaced with the reference “12:00 midnight” in each place it appears in the letter, including in item number 2 in the third paragraph of the letter.

Item 12. Exhibits.

Item 12 is hereby amended and supplemented by adding the following exhibits:

(a)(6)	Press Release issued by Watsco on July 20, 2007 (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by Watsco on July 20, 2007)
(b)	Commitment Letter dated July 11, 2007

SIGNATURE

After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

COCONUT GROVE HOLDINGS, INC.

By:	/s/ Barry S. Logan
Name:	Barry S. Logan
Title:	President
Date:	July 20, 2007

WATSCO, INC.

By:	/s/ Barry S. Logan
Name:	Barry S. Logan
Title:	Senior Vice President
Date:	July 20, 2007

EXHIBIT INDEX

(a)(1)(i)	Offer to Purchase, dated July 9, 2007.*
(a)(1)(ii)	Form of Letter of Transmittal.*
(a)(1)(iii)	Form of Notice of Guaranteed Delivery.*
(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a)(5)	Press Release issued by Watsco and the Company on July 5, 2007 (incorporated by reference to the Form 8-K filed by Watsco on July 5, 2007).
(a)(6)	Press Release issued by Watsco on July 20, 2007 (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by Watsco on July 20, 2007).
(b)	Commitment Letter dated July 11, 2007.
(c)	Not applicable.
(d)(1)	Agreement and Plan of Merger, dated July 3, 2007, among Watsco, the Purchaser and the Company.
(d)(2)	Form of Tender and Support Agreement.
(d)(3)	Confidentiality Agreement, dated June 1, 2005, between Watsco and the Company.
(e)	Not applicable.
(f)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.

*	Included in mailing to shareholders of ACR Group, Inc.